SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Pioneer Southwest Energy Partners L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

72388B 106

(CUSIP Number)

Mark S. Berg

Pioneer Southwest Energy Partners L.P.

5205 N. O’Connor Blvd., Suite 200

Irving, Texas 75039

Tel: (972) 444-9001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Unit CUSIP No. 72388B 106

(1)	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Pioneer Natural Resources Company 75-2702753
(2)	Check the appropriate box if a member of a group (a) (b)
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 Common Units
	(8)	Shared voting power 18,721,200 Common Units
	(9)	Sole dispositive power 0 Common Units
	(10)	Shared dispositive power 18,721,200 Common Units
(11)	Aggregate amount beneficially owned by each reporting person (1) 18,721,200 Common Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 52.4% of Common Units
(14)	Type of reporting person CO – corporation

(1)	Pioneer Natural Resources USA, Inc. is the record holder of these Common Units. See Item 3 of Schedule 13D.

Common Unit CUSIP No. 72388B 106

(1)	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Pioneer Natural Resources USA, Inc. 75-2516853
(2)	Check the appropriate box if a member of a group (a) (b)
(3)	SEC use only
(4)	Source of funds OO (see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 Common Units
	(8)	Shared voting power 18,721,200 Common Units
	(9)	Sole dispositive power 0 Common Units
	(10)	Shared dispositive power 18,721,200 Common Units
(11)	Aggregate amount beneficially owned by each reporting person (1) 18,721,200 Common Units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 52.4% of Common Units
(14)	Type of reporting person CO – corporation

(1)	Pioneer Natural Resources Company may be deemed to beneficially own these Common Units. See Item 3 of Schedule 13D.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common units representing limited partner interests (the “Common Units”) of Pioneer Southwest Energy Partners L.P., a Delaware limited partnership (the “Issuer”), and amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2008 by Pioneer Natural Resources Company, a Delaware corporation (“Pioneer”), and Pioneer Natural Resources USA, Inc., a Delaware corporation (“Pioneer USA” and, collectively with Pioneer, the “Reporting Persons”). This Amendment No. 1 is being filed to report the adjustment to the number of Common Units held by the Reporting Persons as a result of the December 2011 Offering by the Issuer and Pioneer USA.

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer

No change.

Item 2.	Identity and Background

Pursuant to Instruction C to Schedule 13D of the Act, information regarding the directors and executive officers of the Reporting Persons (the “Listed Persons”) are as follows:

Name	Pioneer Position	Pioneer USA Position	Amount Beneficially Owned
Scott D. Sheffield	Chairman of the Board of Directors and Chief Executive Officer	None	12,000

Timothy L. Dove	President and Chief Operating Officer	President and Chief Operating Officer, Director	8,068

Mark S. Berg	Executive Vice President and General Counsel	Executive Vice President and General Counsel, Director	11,426

Chris J. Cheatwood	Executive Vice President, Business Development and Geoscience	Executive Vice President, Business Development and Geoscience, Director	10,000

Richard P. Dealy	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer, Director	20,000

William F. Hannes	Executive Vice President, South Texas Operations	Executive Vice President, South Texas Operations, Director	7,500

Danny L. Kellum	Executive Vice President, Permian Operations	Executive Vice President, Permian Operations, Director	0

Name	Pioneer Position	Pioneer USA Position	Amount Beneficially Owned
Jay P. Still	Executive Vice President, Domestic Operations	Executive Vice President, Domestic Operations, Director	400

Frank W. Hall	Vice President, Chief Accounting Officer	Vice President, Chief Accounting Officer	500

Thomas D. Arthur	Director, Independent Businessman	None	0

Edison C. Buchanan	Director	None	0

Andrew F. Cates	Director, Managing Member, Value Acquisition Fund	None	0

R. Hartwell Gardner	Director, Independent Businessman	None	0

Andrew D. Lundquist	Director, Majority Partner of Blue Water Strategies, LLC	None	0

Charles E. Ramsey, Jr.	Director, Independent Businessman	None	0

Scott J. Reiman	Director, President, Hexagon Investments	None	0

Frank A. Risch	Director, Independent Businessman	None	0

J. Kenneth Thompson	Director, President and Chief Executive Officer, Pacific Star Energy, LLC	None	0

Jim A. Watson	Director, Senior Counsel at Carrington, Coleman, Sloman & Blumenthal, LLP	None	0

(b) The principal business address and principal office address of the executive officers and directors listed above is 5205 N. O’Connor Blvd., Suite 200, Irving, Texas 75039.

(c) The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer/director of Pioneer and Pioneer USA, except as otherwise noted.

(f) Each of the natural persons identified in this Item 2 is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

No change.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Issuer registered the sale of Common Units held by Pioneer USA to permit Pioneer USA to sell Common Units in an underwritten public offering (the “December 2011 Offering”). Pioneer USA sold a total of 1,800,000 Common Units on December 16, 2011 pursuant to the prospectus dated December 13, 2011. Pioneer USA sold the Common Units reported herein for general corporate purposes.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) In connection with the December 2011 Offering, the Issuer and Pioneer USA entered into an underwriting agreement, dated December 13, 2011 (the “December 2011 Underwriting Agreement”) with Citigroup Global Markets Inc. and others (the “December 2011 Underwriters”), for the purchase by the December 2011 Underwriters and the sale by the Issuer and Pioneer USA of 4,400,000 Common Units, of which 2,600,000 Common Units were to be issued and sold by the Issuer and 1,800,000 Common Units were to be sold by Pioneer USA, plus an option for the December 2011 Underwriters to purchase up to 660,000 Common Units from Pioneer USA.

Pursuant to the December 2011 Underwriting Agreement, on December 16, 2011, Pioneer USA sold an aggregate of 1,800,000 Common Units to the December 2011 Underwriters at a purchase price of $28.04 per Common Unit. The price per Common Unit at which such Common Units were sold to the public in the December 2011 Offering was $29.20. The December 2011 Offering settled on December 16, 2011.

In connection with the December 2011 Offering of the Issuer and Pioneer USA, and pursuant to the December 2011 Underwriting Agreement, the Issuer and Pioneer USA agreed with the December 2011 Underwriters not to, without the prior written consent of Citigroup Global Markets Inc., (i) offer for sale, sell, contract to sell, pledge, or otherwise dispose of, (ii) enter into any transaction designed to, or might reasonably be expected to, result in the direct or indirect actual or effective economic disposition due to cash settlement or otherwise (by the Issuer or Pioneer USA, or any affiliate or person in privity with the Issuer or Pioneer USA) of, (iii) file or participate in filing of a registration statement with the Commission in respect of, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position with the meaning of Section 16 of the Act in respect of, or (v) publicly announce an intention to effect any transaction of, any other Common Units or any securities convertible into, or exercisable, or exchangeable for, Common Units for a period of 60 days from the date of the December 2011 Underwriting Agreement.

The Issuer and Pioneer USA may, however, issue and sell the Common Units pursuant to the December 2011 Underwriting Agreement. The Issuer may also (a) issue and sell Common Units pursuant to any employee benefit plan of the Issuer described in the

Registration Statements (excluding the exhibits thereto), the Pre-Pricing Prospectus, the Prospectus, and the Prospectus Supplement, (b) issue Common Units issuable upon the conversion of securities or the exercise of warrants outstanding at the Execution Time, and (c) issue Common Units as consideration for any merger and acquisition made by the Issuer; provided, however, that in the case of any issuance in the case of any merger or acquisition other than the acquisition of all of the outstanding equity of a publicly traded entity, each recipient of any such Common Units shall sign and deliver an agreement in the form of Exhibit A of the December 2011 Underwriting Agreement.

The Issuer further agreed not to, at any time at or after the execution of the December 2011 Underwriting Agreement, directly or indirectly offer or sell any Common Units by means of any “prospectus” within the meaning of the Securities Act of 1933, as amended, and the rules and regulations thereunder (collectively, the “1933 Act”), or use any “prospectus” within the meaning of the 1933 Act, in connection with the offer or sale of the Common Units, in each case other than the Prospectus or pursuant to any employee benefit plan of the Issuer or the General Partner of the Issuer described in the Registration Statement.

The foregoing descriptions of the December 2011 Underwriting Agreement is qualified in its entirety by reference to the December 2011 Underwriting Agreement which is attached as Exhibit 1.1 hereto and is hereby incorporated herein by reference.

(b) None.

(c) None.

(d) None.

(e) The Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as set forth above, the Reporting Persons do not have, as of the date of this Amendment No. 1, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D/A (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. Subject to compliance with applicable law, the Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all of a portion of their holdings of securities of the Issuer or change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

Sub-Items (a), (b), and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) (1)	Pioneer USA is the record and beneficial owner of an aggregate of 18,721,200 Common Units, representing 52.4 % of the Common Units.

(2)	Pioneer does not directly own any units. In its capacity as the 100% owner of Pioneer USA, Pioneer may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 18,721,200 Common Units, representing 52.4 % of the Common Units.

(3)	The filing of this Schedule 13D/A shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D/A other than securities owned of record by such Reporting Person.

(4)	Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Listed Persons named in Item 2 of this Schedule 13D/A owns beneficially, or has any right to acquire, directly or indirectly any Common Units, other than through the award of phantom units with distribution equivalent rights pursuant to the Issuer’s 2008 Long Term Incentive Plan. The following Listed Persons hold phantom units for the following amounts: Scott Sheffield, 43,284 units; Richard Dealy, 13,272 units; Danny Kellum, 7,293 units; Todd Abbott, 1,308 units. To the Reporting Persons’ knowledge, certain of the Listed Persons named in Item 2 of this Schedule 13D/A beneficially own Common Units in the amounts set forth next to their names in Item 2.

(b)	The information set forth in Items 7 through 11 of the cover pages of Schedule 13D, as amended by this Schedule 13D/A, are incorporated herein by reference. The executive officers and members of the board of directors of Pioneer USA, who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Units owned by Pioneer USA, subject to certain exceptions.

(c)	None of the Reporting Persons, or to the Reporting Persons’ knowledge, the Listed Persons, has effected transactions in the Common Units in the past sixty days, other than with respect to the Common Units reported herein (including the Common Units listed opposite certain Listed Persons’ names in Item 2 hereof).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following disclosure:

In connection with the December 2011 Offering, the Issuer and Pioneer USA entered into lock-up agreements pursuant to which the Issuer and Pioneer USA have agreed that they will not, without the prior written consent of the December 2011 Underwriter, offer, sell, contract to sell, pledge, or otherwise dispose of or hedge the Common Units for a period of 60 days, as more fully described in the December 2011 Underwriting Agreement, the Registration Statement on Form S-3 for Pioneer Southwest Energy Partners, L.P. (File No. 333-162566) and its accompanying Prospectus, and the Registration Statement on Form S-3 for Pioneer Southwest Energy Partners, L.P. (File No. 333-178074) and its accompanying Prospectus.

The description of the December 2011 Underwriting Agreement in Item 4, which is qualified in its entirety by Exhibit 1.1 attached hereto, and Exhibit 1.1 attached hereto is hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit 1.1	Underwriting Agreement, dated December 13, 2011 (filed herewith).

Exhibit 10.2	Registration Statement on Form S-3 for Pioneer Southwest Energy Partners L.P. (File No. 333-162566), filed with the Commission on October 19, 2009, and accompanying Prospectus Supplement, dated December 13, 2011 and filed with the Commission on December 14, 2011, incorporated herein by reference.

Exhibit 10.3	Registration Statement on Form S-3 for Pioneer Southwest Energy Partners L.P. (File No. 333-178074), filed with the Commission on November 21, 2011, and accompanying Prospectus Supplement, dated December 13, 2011 and filed with the Commission on December 14, 2011, incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2011	PIONEER NATURAL RESOURCES COMPANY

	By:	/s/ Richard P. Dealy
	Name:	Richard P. Dealy
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2011	PIONEER NATURAL RESOURCES USA, INC.

	By:	/s/ Richard P. Dealy
	Name:	Richard P. Dealy
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

The Exhibit Index is amended to include the following exhibits:

Exhibit 1.1	Underwriting Agreement, dated December 13, 2011 (filed herewith).

Exhibit 10.2	Registration Statement on Form S-3 for Pioneer Southwest Energy Partners L.P. (File No. 333-162566), filed with the Commission on October 19, 2009, and accompanying Prospectus Supplement, dated December 13, 2011 and filed with the Commission on December 14, 2011, incorporated herein by reference.

Exhibit 10.3	Registration Statement on Form S-3 for Pioneer Southwest Energy Partners L.P. (File No. 333-178074), filed with the Commission on November 21, 2011, and accompanying Prospectus Supplement, dated December 13, 2011 and filed with the Commission on December 14, 2011, incorporated herein by reference.